Verona Pharma plc
PDMR Dealing

May 29, 2019, LONDON - Verona Pharma plc (AIM:VRP) (Nasdaq:VRNA) (“Verona Pharma”), a biopharmaceutical company focused on respiratory diseases, announces that, on May 28, 2019, Kayt Morgan, spouse of Mr. Piers Morgan, CFO of the Company, purchased 33,802 ordinary shares of 5 pence each in the Company (the “Ordinary Shares”) at a price of 59 pence per Ordinary Share and a total purchase price of £19,954.18. Following the acquisition, Mr. Morgan will have a beneficial interest in the Company of 147,009 Ordinary Shares, representing 0.14% of the Company’s issued share capital.
This purchase brings the total purchases by Mr. and Mrs. Morgan during the past few months to over £52,000 and follows the purchases made by the Company’s Chairman, Dr. David Ebsworth, in March totaling approximately £50,000.
The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kayt Morgan
2	Reason for the notification
a)	Position/status	Spouse (PCA) of Piers Morgan, Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Verona Pharma plc
b)	LEI	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 5 pence each GB00BYW2KH80
b)	Nature of the transaction	Purchase of Ordinary Shares
c)	Price(s) and volume(s)	Price(s) 59 pence per Ordinary Share	Volume(s) 33,802 Ordinary Shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	May 28, 2019
f)	Place of the transaction	London Stock Exchange, AIM

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer Victoria Stewart, Director of Communications	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 3283 4200
Aubrey Powell /Jen Boorer /Iqra Amin (Corporate Finance) Mia Gardner (Corporate Broking)